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                              February 23, 2021

       Robert Nardelli
       Chief Executive Officer
       Accelerate Acquisition Corp.
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

                                                        Re: Accelerate
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2021
                                                            CIK No. 0001838883

       Dear Mr. Nardelli:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 25, 2021

       Description of Securities
       Exclusive Forum for Certain Lawsuits, page 147

   1. We note that your risk factor disclosure on page 70 provides that the federal district courts of the United States of
America will be the exclusive forum for resolving any complaint asserting a cause of
action arising under the Securities Act of 1933. However, your exclusive forum
disclosure in your Description of Securities section states that the Court of Chancery and the
federal district court for the District of Delaware shall have concurrent jurisdiction
over Securities Act claims. Please revise your disclosure to reconcile this
inconsistency.
 Robert Nardelli
Accelerate Acquisition Corp.
February 23, 2021
Page 2

       You may contact Amy Geddes at (202) 551-3304 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Nardelli
                                                          Division of
Corporation Finance
Comapany NameAccelerate Acquisition Corp.
                                                          Office of Trade &
Services
February 23, 2021 Page 2
cc:       Christian Nagler
FirstName LastName